Eduardo Gallardo
Direct: 212.351.3847
Fax: 212.351.5245
EGallardo@gibsondunn.com

Client: 89754-00002
September 2, 2010
VIA FACSIMILE AND EDGAR TRANSMISSION
Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FelCor Lodging Trust Incorporated (the “Company”) Schedule 14A filed by P. Schoenfeld Asset Management LP, et al. Filed August 19, 2010 File No. 1-14236
Dear Ms. Kim:
     This is in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 27, 2010, with respect to the preliminary proxy statement of P. Schoenfeld Asset Management LP, et al. (the “Participants”) on Schedule 14A, filed on August 19, 2010 (the “Proxy Statement”) in connection with a special meeting of holders of preferred stock of the Company (the “Special Meeting”). We will respond in numerical order to the comments in that letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses. We have enclosed with this letter a marked copy of Amendment No. 1 to the Proxy Statement (“Amendment No. 1”), which was filed today via EDGAR, reflecting all changes to the Proxy Statement.
General

Comment 1	Please revise or advise us as to why P. Schoenfeld Asset Management and its affiliates have not included the shares beneficially owned by Perella Weinberg in its calculation of shared voting power, since it appears that each has agreed to vote for the Nominees and to continue to hold and not dispose of the securities until the meeting. Refer to Rules 13d-5(b)(1) and 13d-1(i) and the definition of “voting securities” in Rule 12b-2. Similarly, it appears that Perella Weinberg should revise its Schedule 13D to include the shares beneficially owned by P. Schoenfeld. In addition, please file the Letter Agreement regarding expense reimbursement as an exhibit to the Schedule 13D.

Response 1	In response to the Staff’s comment, each of P. Schoenfeld Asset Management LP (“PSAM”) and Perella Weinberg Partners Xerion Master Fund Ltd. (the “Master Fund”) will amend their respective Schedules 13D to file the letter agreement regarding expense reimbursement (the “Letter Agreement”).

September 2, 2010

The Letter Agreement generally provides that each of PSAM and the Master Fund will be responsible for one-half of certain costs and expenses regarding the nomination of PSAM’s nominees for election at the Special Meeting. In that regard, we note that the Letter Agreement is very limited in scope.

In particular, we note that the Letter Agreement does not require either party to vote in favor of Christopher J. Hartung and C. Brian Strickland, PSAM’s nominees. While we believe that PSAM and the Master Fund have the same overall objectives for entering into the Letter Agreement — that is, the exercise by preferred stockholders of their right to elect two nominees to the board of directors of the Company — each of PSAM, the Master Fund and their respective affiliates retains independent and full discretion with respect to their securities, including the ability to vote for one or more nominees, or not vote at all, at the Special Meeting. Therefore, neither party to the Letter Agreement has the power (contractual or otherwise) to vote or to direct the voting of the other party’s securities.

In addition, each of PSAM, the Master Fund and their respective affiliates have retained in full their power to dispose of any or all of the securities of the Company owned by them. As such, neither PSAM nor the Master Fund has investment or other powers over the shares beneficially owned by the other.

In light of the foregoing, neither PSAM nor the Master Fund shares voting power or investment power over the Company securities beneficially owned by the other and is therefore not a “beneficial owner” of the other’s shares pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).[1]

With regard to Rule 13d-5 under the Exchange Act, PSAM and the Master Fund believe, as a threshold matter, that they have not formed a “group” as a result of entering into the Letter Agreement. As set forth above, the Letter Agreement is narrow in scope and does not relate to the voting or disposition of the parties’ shares, the hallmark indicia for group formation.

Notwithstanding the foregoing, each of PSAM and the Master Fund have taken a conservative position with respect to Rule 13d-5(a) and have disclosed in their respective Schedule 13D that they may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Exchange Act with the other party.[2] However, assuming, arguendo, that a group has been formed, it does not follow that each member of the group should be deemed to have acquired beneficial ownership of the other’s shares.

[1]	Rule 13d-3(a) states that “[f]or the purposes of Sections 13(d) and 13(g) of the Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (1) Voting power which includes the power to vote, or to direct the voting of, such security; and/or, (2) Investment power which includes the power to dispose, or to direct the disposition of, such security.”

[2]	In fact, since PSAM and its affiliates, only own in the aggregate 2.1% of the covered securities, they would not have filed a Schedule 13D but for the potential 13d-5 “group” formation with the Master Fund.

September 2, 2010

Rule 13d-5(b)(1) states that a “group ... shall be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and (g) of the Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons.” When a “group” is formed, Rule 13d-5(b)(1) plays the fundamental role of attributing to the “group” the aggregate beneficial ownership of each group member so as to trigger, with respect to individual group members, the various disclosure obligations of Regulation 13D. Most importantly, membership in a group which holds more than 5% of an issuer’s class of voting securities will trigger for each individual group member the obligation to file a Schedule 13D and disclose therein membership in a group, such that all relevant information relating to the potential group members and their ownership will be publicly disclosed.

However, it does not follow from Rule 13d-5(b)(1) that each individual group member, shall, in turn, be individually attributed beneficial ownership of the shares owned by other group members. In that regard, although under Rule 13d-5(b)(1) a “group” may beneficially own all the shares beneficially owned by the group members, Rule 13d-3(a) will still govern as to which shares each group member should be attributed beneficial ownership. As discussed above, neither PSAM nor the Master Fund has voting or dispositive power over the shares of the other — the prerequisites for beneficial ownership under Rule 13d-3(a) — so that each does not beneficially own the shares of the other.

Finally, we note that in light of the foregoing and the specifics of the Letter Agreement, it would be highly misleading for either PSAM or the Master Fund to publicly disclose beneficial ownership of the other’s shares. Although they may share a common right, that is the right to nominate a director for election to the board, and have agreed to share certain expenses related to the solicitation of proxies in exercising that right, each of PSAM and the Master Fund retains full and independent voting and dispositive power over its respective shares. Moreover, investors — including PSAM’s and the Master Fund’s own investors, and the Company’s investor community at large — would be misled by any disclosure to the contrary given that neither PSAM nor the Master Fund can, contractually or otherwise, require the other to vote in a particular manner at the Special Meeting or compel the other to acquire additional shares of preferred stock or prevent the other from disposing of its existing shares of preferred stock prior to the Special Meeting.

Comment 2	We note that on the first page of the proxy statement you state that solicitation is being made by P. Schoenfeld Asset Management and that it is the “proxy statement of P. Schoenfeld.” Please revise to include each of the participants in the solicitation.

Response 2	The Proxy Statement has been revised in response to the Staff’s comment. Please see the revised disclosure beginning on page 1 of Amendment No. 1.

Election of Directors, page 6

Comment 3	In an appropriate location, please state that there is no assurance that the issuer’s other directors will serve with your nominees, if elected.

Response 3	The Proxy Statement has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Election of Directors” beginning on page 6 of Amendment No. 1.

September 2, 2010

Comment 4	We note that you reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether you are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response 4	The Proxy Statement has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Election of Directors” beginning on page 6 of Amendment No. 1. Whether a substitute nominee has to satisfy the advance notice bylaw requirements will depend, in part on the timing of the substitution and the reasons for the substitution. For example, if the substitution is necessitated by further changes to the date of the Special Meeting or other actions that the Company may take unilaterally to undermine the ability of holders of preferred stock to elect two nominees to the board of directors, then PSAM believes under such circumstances advance bylaw requirements may not be enforceable under applicable law. We believe the revised disclosure provides appropriate disclosure on this subject. Additionally, the Participants advise the Staff that in the unlikely event that the nominees named in the Proxy Statement are unable to stand for election, then a proxy supplement will be disseminated at that time that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5 and 7 of Schedule 14A with respect to such nominees.

Solicitation of Proxies, page 9

Comment 5	Please disclose the total estimated to be spent on the solicitation and the total expenditures to date. Refer to Item 4(b)(4) of Schedule 14A.

Response 5	The Proxy Statement has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Solicitation of Proxies” beginning on page 9 of Amendment No. 1.

Comment 6	We note that proxies may be solicited by mail, phone, publication, electronic means, and in-person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response 6	We confirm our understanding that all written soliciting materials generally should be filed with the Commission under the cover of Schedule 14A.

Interests of the Participants in the Solicitation, page 11

Comment 7	For each participant, please revise to include information required by Item 5(b)(1)(vi) and (vii) of Schedule 14A.

September 2, 2010

Response 7	We respectfully refer the Staff to Item 5(b) of Schedule 14A, which states that such paragraph (b) applies only “[w]ith respect to any solicitation subject to Rule 14a-12(c).” In turn, Rule 14a-12(c) only applies to “[s]olicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders.” The Company has publicly disclosed that it does not intend to nominate a slate of directors for the Special Meeting. We are also not aware of any other holder of preferred stock that intends to solicit proxies for any other nominee for election at the Special Meeting. As such, PSAM’s nominees are running uncontested and Item 5(b) does not apply to PSAM’s proxy statement. PSAM intends to revise the Proxy Statement to include the information required by Item 5(b) if another stockholder or the Company solicits proxies for the election of other nominees at the Special Meeting.

Form of Proxy

Comment 8	Please revise the heading to state that the solicitation is not being made by the board. Refer to Rule 14a-4(a)(1).

Response 8	The Proxy Statement has been revised in response to the Staff’s comment. Please see the revised disclosure in the Form of Proxy Card included in Amendment No. 1.

     Attached as Exhibits A and B hereto please find the acknowledgments requested in the Comment Letter.
     Please do not hesitate to contact me at (212) 351-3847 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.
Sincerely,
/s/ Eduardo Gallardo

Eduardo Gallardo

cc:	James J. Moloney, Gibson, Dunn & Crutcher LLP John Robinson, P. Schoenfeld Asset Management LP Ajay Mehra, Perella Weinberg Partners Capital Management LP
Enclosure

EXHIBIT A
ACKNOWLEDGMENT
     The undersigned, on behalf of the PSAM Participants and the Nominees, hereby acknowledges that (i)(a) the PSAM Participants are responsible for the adequacy and accuracy of the disclosure in the proxy statement on Schedule 14A attached hereto (the “Filing”) with respect to the PSAM Participants, and (b) each Nominee is responsible for the adequacy and accuracy of the disclosure in the Filing with respect to such Nominee; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) they may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Capitalized terms shall have the meaning set forth in the Filing.

P. SCHOENFELD ASSET MANAGEMENT LP
By:	/s/ Dhananjay M. Pai
	Name:	Dhananjay M. Pai
	Title:	COO

EXHIBIT B
ACKNOWLEDGMENT
     The undersigned, on behalf of the Perella Participants, hereby acknowledges that (i) the Perella Participants are responsible for the adequacy and accuracy of the disclosure in the proxy statement on Schedule 14A attached hereto (the “Filing”) with respect to the Perella Participants; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) they may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Capitalized terms shall have the meaning set forth in the Filing.

PERELLA WEINBERG PARTNERS XERION MASTER FUND LTD.
By:	/s/ William Johnson
	Name:	William Johnson
	Title:	Authorized Person